Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-178486, 333-249023, 333-234699 and 333-266480) pertaining to the Amended and Restated Omnibus Incentive Plan, Second Amended and Restated Omnibus Incentive Plan, Deferred Compensation Plan, and Third Amended and Restated Omnibus Incentive Plan of Capri Holdings Limited and subsidiaries of our reports dated May 29, 2024 with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Capri Holdings Limited and subsidiaries, included in this Annual Report (Form 10-K) of Capri Holdings Limited for the year ended March 30, 2024.
/s/ ERNST & YOUNG LLP
New York, New York
May 29, 2024